NO Act

P.E. 1/11/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



13002442

February 13, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-13-13

Re: Intel Corporation
Incoming letter dated January 11, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to Intel by John Chevedden. We also have received a letter from the proponent dated January 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 11, 2013

The proposal requests that the compensation committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Intel Corporation (INTC)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request concerning this rule 14a-8 proposal.

The company does not try to distinguish this proposal from *International Business Machines Corporation* (Jan. 10, 2013).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Irving S. Gomez <irving.s.gomez@intel.com>

[INTC: Rule 14a-8 Proposal, December 5, 2012,
Revised per company request on December 24, 2012, Revised December 26, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age shall be defined by our Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk." Also "Concern" for director qualifications and "High Concern" for Executive Pay – $17 million for our CEO Paul Otellini.

Regarding long-term incentive pay, 50% consisted of restricted stock units (RSUs) and stock options, both of which simply vested over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements. Our CEO stock ownership guideline of 250,000 shares was too low since he received 467,000 options and 130,000 RSUs.

Four directors had 10 to 23 years long-tenure, including David Yoffie, who received our highest negative votes, and Reed Hundt. Mr. Yoffie controlled half of our nomination committee plus 33% of our executive pay committee and Mr. Hundt was involved with the bankruptcy of Allegiance Telecom. Director independence can erode after 10-years. GMI said long-tenured directors could form relationships that hinder their ability to provide effective oversight.

Charlene Barshefsky ranked second for our highest negative votes and was on two board committees. Five directors each served on 3 or 4 boards of large companies – overextension concern. Nine directors, or their relatives, had relationships with colleges that had relationships with Intel – Independence concern. Certain directors are entitled to Intel pensions – Independence concern. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 11, 2013

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Stockholders' Meeting (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests, in relevant part, that the Company's "executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age." The Proposal also states that "[f]or the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached hereto as Exhibit A.[1]

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite such that voting stockholders would be unable to ascertain what actions the Company would take if the Proposal were enacted. Specifically, the Proposal specifically refers to a term that is not defined in the Company's qualified retirement plan that has the largest number of plan participants.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Defines A Key Term In An Impermissibly Vague and Indefinite Manner.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders

---

[1] The Proposal, dated December 26, 2012, is the third version of a proposal that was initially submitted to the Company on December 4, 2012 and then initially revised on December 24, 2012.

at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where definitions used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See JPMorgan Chase & Co.* (avail. Mar. 5, 2010) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) because the term "grassroots lobbying communications" was not sufficiently explained); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where a proposal calling for the elimination of "incentives" for the company's CEO and board of directors did not sufficiently define such term); *Puget Energy Inc.* (avail. Mar. 7, 2002) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company implement a "policy of improved corporate governance").

Similar to the precedent cited above, in the absence of a sufficient definition or explanation for a certain key term, the Proposal is vague and misleading. The Proposal would require the Company, through its executive pay committee, to adopt a policy requiring senior executives of the Company to retain a certain amount of Company stock acquired through equity pay programs until these senior executives reach "normal retirement age." The Proposal seeks to define "normal retirement age" by reference to how that term is defined in the Company's "qualified retirement plan that has the largest number of plan participants." The Company's qualified retirement plan with the largest number of plan participants is the Intel 401(k) Savings Plan (the "401(k) Plan"). The 401(k) Plan is a pension plan as defined under The Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code (the "Code") that is tax-qualified and operates as a defined contribution plan under the Code. As such, the amount distributed to a participant under the 401(k) Plan depends on the amount credited to the participant's individual account under the 401(k) Plan at the time that the participant's distribution is made. The 401(k) Plan does not use the term "normal retirement age" and does not have a definition for "normal retirement age." Although the 401(k) Plan has defined terms for "earliest retirement age" and "normal retirement date" (both of which are defined under the Tax Code), these are not the defined term or definition that the Proposal cross-references. The Proposal thus attempts to define a key term by referencing a definition of a specific term in a specific document, where that document does not include such term or definition.

The Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(3) in similar circumstances in *JPMorgan Chase & Co.* (avail. Jan. 31, 2008) ("*JPMorgan*"). The proposal in *JPMorgan* sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any stockholder right to call special meetings, nor did it set any default "standard" for such stockholder-called meetings. As a result, it was impossible to compare restrictions on a stockholder's ability to call a special meeting with a non-existent "standard allowed by applicable law." The Staff thus concurred that the proposal was vague and indefinite. As with *JPMorgan*, because the Proposal requests that the Company adopt a policy that relies on a definition of "normal retirement age" that does not in fact exist, the Proposal is similarly vague and indefinite.

This argument for excluding the Proposal from the 2013 Proxy Materials can be distinguished from those made to the Staff in other no-action letters opposing proposals similarly worded to the Proposal. For instance, in *Abbott Laboratories* (avail. Feb. 9, 2012) and *Staples, Inc.* (avail. Mar. 1, 2012), the companies argued, among other things, that the proposal defined "normal retirement age" by reference to a source outside of the proposal, but they did not additionally assert that the source did not contain any definition of the term. Additionally, in *Limited Brands, Inc.* (avail. Mar. 26, 2012) and *Comcast Corp.* (avail. Mar. 27, 2012), the companies' arguments focused on provisions of the proposal other than "normal retirement age," such as how the number of "after-tax shares" to be retained by an executive should be calculated and which "equity compensation programs" would be subject to the proposed policy.

Unlike the arguments for exclusion in *Abbott Laboratories*, *Staples*, *Limited Brands* and *Comcast*, we believe the Proposal should be excluded from the 2013 Proxy Materials as vague and indefinite because it purports to define a key term by referring to a source that, in the Company's case, *does not contain any definition for the term*. The determination of how long to require the Company's senior executives to invest in the Company, and to what extent, has considerable impacts on the Company's ability to attract and retain senior executives, yet neither stockholders nor the Company would be able to determine with any reasonable certainty how to carry out this central mandate of the Proposal because the Proposal points to a non-existent definition of the term "normal retirement age." Accordingly, consistent with *JPMorgan* and other Staff precedent, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and misleading.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.
We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Irving S. Gomez, Intel Corporation
John Chevedden

101436357.4

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andy D. Bryant
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408-653-8050

Dear Mr. Bryant,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

FISMA & OMB Memorandum M-07-16



Date

cc: Cary I. Klafter <cary.klafter@intel.com>
Corporate Secretary
Irving S. Gomez <irving.s.gomez@intel.com>

[INTC: Rule 14a-8 Proposal, December 5, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" with "High Governance Risk." Also "Concern" for director qualifications and "High Concern" for Executive Pay – $17 million for our CEO Paul Otellini.

Regarding long-term incentive pay, 50% consisted of restricted stock units (RSUs) and stock options, both of which simply vest over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements and market-priced stock options could provide rewards for our highest paid executives due to a rising market alone, regardless of an executive's job performance. The stock ownership guideline of 250,000 shares for our CEO was too low since he received 467,000 options and 130,000 RSUs.

Four directors had 10 to 23 years long-tenure, including David Yoffie, who receive our highest negative votes, and Reed Hundt. Mr. Yoffie controlled half of our nomination committee plus 33% of our executive pay committee and Mr. Hundt was involved with the bankruptcy of Allegiance Telecom. Director independence can erode after 10-years. GMI said long-tenured directors could form relationships that hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Charlene Barshefsky ranked second for our highest negative votes and was on two board committees. Five directors each served on 3 or 4 boards of major companies – overextension concern. Nine directors, or their relatives, had relationships with colleges that had relationships with Intel – Independence concern. Certain directors will receive Intel pensions – Independence concern. A more independent perspective would be a priceless asset for our directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

P.O. BOX 770001
CINCINNATI, OH 45277-0045


NATIONAL FINANCIAL℠

Post-it® Fax Note 7671	Date 12-11-12	# of pages ▶
To Gary Klafter	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 408-653-8050	Fax #	

December 11, 2012

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Aetna, Inc. (CUSIP: 00817Y108, trading symbol: AET), 70 shares of Fiserv, Inc. (CUSIP: 337738108, trading symbol: FISV) and 200 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since October 1, 2011.

I can also confirm that Mr. Chevedden has continuously held no fewer than 60 shares of Norfolk Southern Corp. (CUSIP: 655844108, trading symbol: NSC) since October 3, 2011 and no fewer than 100 shares of Southern Company (CUSIP: 842587107, trading symbol: SO) since November 17, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist
Our File: W627633-11DEC12

December 12, 2012

VIA EMAIL AND OVERNIGHT MAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Intel Corporation (the "Company"), which received on December 4, 2012, your stockholder proposal entitled "Executives To Retain Significant Stock" for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar signs as words and hyphenated terms as multiple words, in accordance with SEC precedent. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter, including your revised Proposal, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Intel Corp., 2200 Mission College Blvd., Santa Clara, California 95054. Alternatively, you may transmit any response by facsimile to me at 408-653-8050.

If you have any questions with respect to the foregoing, please contact me at 408-765-5532. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Douglas A. Stewart
Senior Counsel and Assistant Secretary, Intel Corporation

Enclosure

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andy D. Bryant
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408-653-8050

REVISED DEC. 24, 2012

Dear Mr. Bryant,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to olmsted7p (at) earthlink.net.

Sincerely,



John Chevedden



Date

FISMA & OMB Memorandum M-07-16

cc: Cary I. Klafter <cary.klafter@intel.com>
Corporate Secretary
Irving S. Gomez <irving.s.gomez@intel.com>

[INTC: Rule 14a-8 Proposal, December 5, 2012,
Revised per company request on December 24, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: That shareholders urge the our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk." Also "Concern" for director qualifications and "High Concern" for Executive Pay – $17 million for our CEO Paul Otellini.

Regarding long-term incentive pay, 50% consisted of restricted stock units (RSUs) and stock options, both of which simply vested over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements. Our CEO stock ownership guideline of 250,000 shares was too low since he received 467,000 options and 130,000 RSUs.

Four directors had 10 to 23 years long-tenure, including David Yoffie, who received our highest negative votes, and Reed Hundt. Mr. Yoffie controlled half of our nomination committee plus 33% of our executive pay committee and Mr. Hundt was involved with the bankruptcy of Allegiance Telecom. Director independence can erode after 10-years. GMI said long-tenured directors could form relationships that hinder their ability to provide effective oversight.

Charlene Barshefsky ranked second for our highest negative votes and was on two board committees. Five directors each served on 3 or 4 boards of large companies – overextension concern. Nine directors, or their relatives, had relationships with colleges that had relationships with Intel – Independence concern. Certain directors are entitled to Intel pensions – Independence concern. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andy D. Bryant
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408-653-8050

REVISED DEC. 24, 2012
REVISED DEC. 26, 2012

Dear Mr. Bryant,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 4, 2012
Date

FISMA & OMB Memorandum M-07-16

cc: Cary I. Klafter <cary.klafter@intel.com>
Corporate Secretary
Irving S. Gomez <irving.s.gomez@intel.com>

[INTC: Rule 14a-8 Proposal, December 5, 2012,
Revised per company request on December 24, 2012, Revised December 26, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age shall be defined by our Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk." Also "Concern" for director qualifications and "High Concern" for Executive Pay – $17 million for our CEO Paul Otellini.

Regarding long-term incentive pay, 50% consisted of restricted stock units (RSUs) and stock options, both of which simply vested over time without job performance requirements. Equity pay given as a long-term incentive should include job performance requirements. Our CEO stock ownership guideline of 250,000 shares was too low since he received 467,000 options and 130,000 RSUs.

Four directors had 10 to 23 years long-tenure, including David Yoffie, who received our highest negative votes, and Reed Hundt. Mr. Yoffie controlled half of our nomination committee plus 33% of our executive pay committee and Mr. Hundt was involved with the bankruptcy of Allegiance Telecom. Director independence can erode after 10-years. GMI said long-tenured directors could form relationships that hinder their ability to provide effective oversight.

Charlene Barshefsky ranked second for our highest negative votes and was on two board committees. Five directors each served on 3 or 4 boards of large companies – overextension concern. Nine directors, or their relatives, had relationships with colleges that had relationships with Intel – Independence concern. Certain directors are entitled to Intel pensions – Independence concern. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
John Chevedden ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***